UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

64 North Row

London, United Kingdom W1K 7DA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Explanatory Note

On August 24, 2026, Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company”), issued a press release announcing earnings for the first half of fiscal year 2026. The press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K. The numbers presented in this press release and on the call are unaudited and unreviewed. Condensed interim consolidated financial statements of the Company for the six months ended June 30, 2026 and 2025 (Unaudited) are filed as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K and are incorporated by reference herein.

INCORPORATION BY REFERENCE

Only the information included in Exhibit 99.2 of this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File Nos. 333-274053, 333-267838, 333-276708, 333-296439, and 333-298246) and on Forms S-8 (File No. 333-275749 and 333-294405) (including any prospectuses forming a part of such registration statements) and shall be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished. The information included in Exhibit 99.1 of this Report of Foreign Private Issuer on Form 6-K is not incorporated by reference into the foregoing registration statements (nor into any prospectuses forming a part thereof).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: August 24, 2026	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer
(Principal Executive Officer)

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated August 24, 2026.
99.2	Condensed Interim Consolidated Financial Statements for the six months ended June 30, 2026 and 2025 (Unaudited).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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